UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-96589

(Check One):	( ) Form 10-KSB	( ) Form 20-F	( ) Form 11-K	(X) Form 10-QSB
	( ) Form 10-D	( ) Form N-SAR	( ) Form N-CSR

    For Period Ended: January 28, 2007

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Aces Wired, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 12225 Greenville Avenue, Suite 861

City, State and Zip Code: DALLAS, TEXAS 75243

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(x)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant’s Form 10-QSB for the fiscal quarter ended January 28, 2007 could not be filed within the prescribed time period without unreasonable effort or expense as a result of the need to review and analyze an opinion issued on March 6, 2007 by the Attorney General of the State of Texas in order to make appropriate and significant revisions to certain disclosures in the applicable Form 10-QSB. The Registrant continues to dedicate significant resources to completing the disclosures and the Form 10-QSB and currently anticipates filing the Form 10-QSB on or before the end of the extended deadline.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher C. Domijan	(214)	261-1963
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(Name)	(Area Code)	(Telephone Number)

(2)
    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed?  If the answer is no identify report(s).

YES __X _    NO _____

(3)
    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES __X _  NO _____

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As is explained in the forthcoming Form 10-QSB, the scope of our operations was significantly different for the quarter ended January 28, 2007 compared to the corresponding period for the prior fiscal year. Accordingly, we expect to report significantly different operating results for the quarter ended January 28, 2007 from the quarter ended January 29, 2006. We incurred a net loss of approximately $829,000 on net revenues of $5.5 million for the 13-week period ended January 28, 2007 compared to a net loss of approximately $78,000 on revenues of $4.0 million for the 13-week period ended January 29, 2006. The principal difference between the results of operations for the comparable 13-week periods of 2007 and 2006 was due to a net increase in corporate overhead expenses and income taxes in the 2007 period of approximately $0.9 million, inclusive of share-based compensation of approximately $0.7 million.

Aces Wired, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:               March 15, 2007
By: /s/ Kenneth R. Griffith
Kenneth R. Griffith
President and Chief Executive Officer